Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, IA 52499

[FILED VIA EDGAR]

December 13, 2019

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Separate Account VA B (“Registrant”)

Transamerica Life Insurance Company (“Depositor”)

Registration on Form N-4 (File No. 333-186030)

Post-Effective Amendment No. 10 (ACCESSION NO. 0001193125-19-269798)

Separate Account VA BNY (“Registrant”)

Transamerica Financial Life Insurance Company (“Depositor”)

Registration on Form N-4 (File No. 333-186034)

Post-Effective Amendment No. 10 (ACCESSION NO. 0001193125-19-269805)

Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Post-Effective Amendments No. 11 under the 1933 Act to the Registrant’s Registration Statements on Form N-4 filed with the Securities and Exchange Commission on October 18, 2019 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment due to an unforeseen business decision.

These Amendments have not yet become effective and no securities were sold in connection with the offerings.

Please do not hesitate to contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely

/s/ Brian Stallworth
Brian Stallworth
Senior Counsel